Tidal Trust II

234 West Florida Street, Suite 203

Milwaukee, Wisconsin 53204

June 3, 2024

VIA EDGAR TRANSMISSION

Mr. David Mathews

Division of Investment Management, Disclosure Review Office

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Tidal Trust II (the “Trust”)
Post-Effective Amendment No. 195 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)
File Nos. 811-23793; 333-264478

Dear Mr. Mathews:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on May 6, 2024, with respect to the Amendment and the Trust’s proposed new series, the Defiance 2X Short MSTR ETF (the “Fund”). For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement.

As discussed with the Staff, the Trust has changed the Fund’s name to include the words “Daily” and “Target.” In addition, the Trust has determined to reduce the amount of the Fund’s leverage (from -200% to -175%). As a result, the Fund’s name has been changed to “Defiance Daily Target 1.75X Short MSTR ETF.”

1.	All of the Staff’s global comments (the “Original Comments”) related to the series in Post-Effective Amendment Nos. 186 and 187 to the Trust’s Registration Statement on Form N-1A apply to this Fund. For Comment 4, the portion of the comment related to Form S-3 applies to this Fund.

Response: The Trust confirms that each of the Trust’s responses included in the Trust’s response letter dated May 15, 2024 apply equally to the Fund. In addition, the following provide Fund-specific responses to the Staff’s Original Comments:

i.	Supplemental Response to Original Comment 1. In addition, the Fund’s completed Fees and Expenses table and Expense Example are included in the attached Exhibit A. The Trust further responds by confirming that, as of the date of this letter, the Fund’s advisory fee is not subject to a fee waiver, recoupment, or reimbursement. The Trust confirms that if a few waiver, recoupment, or reimbursement is added, appropriate disclosure will be added to the Fund’s Prospectus. The Trust confirms that a footnote substantially as follows has been added following the Fees and Expenses table:

The cost of investing in swaps, including the embedded cost of the swap and the operating expenses of the referenced assets, is an indirect expense that is not included in the above fee table and is not reflected in the expense example.

ii.	Supplemental Response to Original Comment 2: The Trust hereby confirms that the Fund will use relative VaR. In addition, the Fund will provide under separate cover for the Staff’s review prior to the effective date of the Registration Statement a hypothetical example of VaR testing based on the Fund’s anticipated current portfolio construction and will include the index the Fund intends to use and how such index meets the definition of designated reference portfolio.

2.	Please revise the introductory section under the Summary section. The Fund’s investment objective should be stated succinctly.

Response: The Trust confirms that the introductory section has been revised accordingly.

3.	The Staff notes that the defined term for MSTR is “Underlying Stock,” but the Prospectus also includes references to “Underlying Security.” Please revise for consistency.

Response: The Trust confirms that the references have been revised to “Underlying Security.”

4.	With respect to the Fund’s 80% policy, please add the word “Daily” the Fund’s name to alert investors that it may not seek its investment objective for longer than a day.

Response: The Trust confirms that the Fund’s name has been changed to the “Defiance Daily Target 2X Short MSTR ETF.”

5.	Please clarify the industry to which MSTR is assigned.

Response: The Trust confirms that the industry to which MSTR is assigned has been corrected in the Prospectus to reflect the software industry.

6.	Please add Single Issuer Risk to the Fund’s principal investment risks.

Response: The Trust confirms that such risk disclosure has been added to the Fund’s prospectus.

If you have any questions or require further information, please contact Michael Pellegrino at (844) 986-7700 (Extension 746) or mpellegrino@tidalfg.com.

Sincerely,

/s/ Michael Pellegrino

Michael Pellegrino

General Counsel

Tidal Investments LLC

Exhibit A

Fees/Expenses

Fees and Expenses of the Fund

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses(1) (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	1.29%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses(2)	0.00%
Total Annual Fund Operating Expenses(3)	1.29%

(1)	The Fund’s adviser will pay, or require a sub-adviser to pay, all of the Fund’s expenses, except for the following: advisory and sub-advisory fees, interest charges on any borrowings, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), litigation expenses, and other non-routine or extraordinary expenses.
(2)	Based on estimated amounts for the current fiscal year.
(3)	The cost of investing in swaps, including the embedded cost of the swap and the operating expenses of the referenced assets, is an indirect expense that is not included in the above fee table and is not reflected in the expense example.

Expense Example

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then hold or redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$131	$409